Exhibit 99.9

Deloitte.	Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Companhia Coreano-Brasileira de Pelotizaçâo – KOBRASCO

Vitória – Brazil

1.	We have audited the accompanying consolidated balance sheets of Companhia Coreano Brasileira de Pelotizaçâo – KOBRASCO as of December 31, 2003 and 2002, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our report dated January 18, 2002, we expressed an opinion that the 2001 financial statements did not present fairly the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America, because the Company did not record an allowance for losses in the amount of US$24,758 thousand as of December 31, 2001, in respect of recoverable value added tax (ICMS) credits related to the purchase of raw materials and other supplies since such realization was uncertain. As described in note 16 to the consolidated financial statements, the Company has recorded the allowance and has restated its 2001 financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the restated 2001 financial statements, as expressed herein, is different from that expressed in our previous report.

4.	In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Coreano Brasileira de Pelotizaçâo – KOBRASCO as of December 31, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 16, 2004